May 31, 2016

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Atkore International Group Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 19, 2016
File No. 333-209940

Dear Mr. Mancuso:

This letter sets forth the responses of Atkore International Group Inc. (the “Registrant”) to the comments contained in your letter, dated May 26, 2016, relating to the Registration Statement on Form S-1, File No. 333-209940, filed by the Registrant on May 19, 2016 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 4, as well as four copies of a blacklined version of Amendment No. 4, marked to show changes from Amendment No. 3 to the Registration Statement filed on May 19, 2016. Page references in the responses below are to Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

1. Please expand your response to prior comment 1 to tell us whether any of the industry or end markets that you serve disproportionately impact your business relative to other industries or end markets.

Russell Mancuso	2	May 31, 2016

In response to the Staff’s comment, the Registrant has considered the industries and end markets that it serves, including those highlighted in the prospectus. The Registrant believes that none of the industries or end markets it serves, other than those identified in the charts on page 1, disproportionately impact its business relative to other industries or end markets. The Registrant’s products by their nature are used in a very diverse range of construction and industrial applications and end markets, and the mix of the Registrant’s business changes over time in line with the trends for the many end markets that drive construction and industrial growth.

Certain Relationships and Related Party Transactions, page 127

2. We note your response to prior comment 6. Please disclose the dispute involving this related-party transaction.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 129.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478.

Regards,

/s/ Paul M. Rodel

Paul M. Rodel

cc:	Laurie Abbott

Kristin Lochhead

Gary Todd

    U.S. Securities and Exchange Commission

Daniel S. Kelly, Esq.

    Atkore International Group Inc.

Enclosures